

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 30, 2017

<u>Via E-mail</u>
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

    Re: **ATI Modular Technology Corporation**
            Amendment No. 12 to Registration Statement on Form 10-12G
            Filed August 25, 2017
            File No. 000-55699

Dear Mr. Perkins:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Jay Ingram

                Jay Ingram
                Legal Branch Chief
                Office of Manufacturing and
                Construction

cc: Anthony R. Paesano, Esq.